UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

MERCATOR SOFTWARE, INC.

(Name of Subject Company)

GREEK ACQUISITION CORPORATION
ASCENTIAL SOFTWARE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

712713106
(Cusip Number of Class of Securities)

Scott N. Semel, Esq.
Vice President, General Counsel and Secretary
Ascential Software Corporation
50 Washington Street
Westborough, Massachusetts 01581
Telephone: (508) 366-3888
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis A. Goodman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Telephone: (617) 573-4800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

To Our Valued Customers and Partners,

Today, August 4th, Ascential announced that it has signed a definitive agreement to acquire Mercator Software, Inc. Although regulatory approvals and the tender of shares by Mercator shareholders are still pending, we expect that the tender offer will close by the end of the third quarter, 2003.

This is a strategic, growth-oriented acquisition that combines two companies with complementary products, distribution channels, strategic alliances, and geographic presence. Ascential has entered into this agreement with one goal in mind: to strengthen our company and deliver greater value to our customers, partners, employees and shareholders.

Combination Creates a Strong Category Leader for Your Critical Data Integration Needs

With the acquisition of Mercator, Ascential becomes the largest independent enterprise data integration software company with more than 3,000 customers, 900 employees, offices across the globe, and annualized revenues of approximately $250 million.

This transaction is expected to greatly enhance our powerful data integration capabilities:

•	Creates the industry’s first and most comprehensive enterprise data integration product set to support the full spectrum of transactional, operational, and analytical requirements, regardless of data volumes or latency

•	Extends and deepens Ascential Software’s resources for technology innovation, customer value and global reach

•	Adds solutions, expertise, customers and partners in key vertical markets including: finance, healthcare, retail, manufacturing, and distribution

•	Elevates the visibility and strategic importance of Ascential Software within the enterprise IT community

•	Leverage’s Ascential’s business model by accelerating profitability and growth, providing accretion to earnings while retaining substantial financial resources

Ascential Customers and Partners Will Greatly Benefit From the Combined Companies

Through the addition of new technologies, deep domain expertise and skill sets, and an expanded global sales, services and customer care operation, the combined company should allow customers to apply our comprehensive data integration platform pervasively, throughout their enterprise, regardless of data volumes or latency. The acquisition is expected to benefit our customers in the following ways:

•	Enhanced Product Innovation Now and In the Future – this transaction significantly strengthens and protects your product and resource investment in Ascential technologies and solutions. With this combination, Ascential customers and partners benefit from an expanded offering that includes transaction-oriented data transformations and routing, new industry standard adaptors, and industry-ready solutions.

•	Expanded Global Services and Delivery – In addition to Mercator’s technology, Ascential is also gaining highly skilled employees, with deep domain expertise, that extends and deepens Ascential Software’s resources for technology innovation, customer value and global reach. Ascential customers now have access to an organization with the ability to deploy large scale, mission critical, data integration solutions backed by comprehensive global sales, service and support organizations.

•	Proven Integration Capabilities and Resources – Ascential has a very successful acquisition track record of integrating and enhancing complementary technologies into market leading end-to-end integration solutions with tangible ROI. With the acquisition of Mercator, Ascential’s complementary cross platform capabilities reduce the on-going time and expense of piecing together, and separately maintaining, different vendor’s technologies to achieve the same solution.

Your Ascential sales, service or partner contact is available to answer your questions on this transaction and to assist you in any way possible during the transition. We can speak for our employees by telling you how excited they are with this new opportunity, because we believe this agreement greatly enhances our ability to compete and service our customers in the world-class fashion we are accustomed to providing. You can also learn more about Ascential and view the press release on the acquisition by logging onto www.Ascential.com.

In closing, let us personally thank you for your ongoing investments in, and support of, Ascential. We remain firmly committed to your success and to delivering leading-edge integration products and services.

Regards,

Pete Fiore
President
Ascential Software Corporation

This document contains forward-looking statements, as well as a number of assumptions about future events and are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, benefits of the proposed transaction, benefits to customers and partners; improvements in market position; effects on the business of the combined company; new product capabilities; synergies of the combined businesses; integration plans; integrated product offerings; timing of transaction consummation; and the functionality, characteristics, quality and performance capabilities of each company’s products and technology. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the acquisition may not be completed; the closing of the acquisition may be delayed; required regulatory approvals may not be granted; shareholders may not tender their shares or vote in favor of a merger; the businesses may not be successfully integrated or the transition may require substantial time; the integration may involve unexpected costs; both businesses may suffer as a result of uncertainty surrounding the transaction; key employees may depart the company following the acquisition; customers of each business may not adopt technology of the other business. For a detailed discussion of these and other cautionary statements, please refer to the filings made by Ascential Software with the Securities and Exchange Commission, including, without limitation, the most recent Quarterly Report on Form 10-Q. Ascential Software disclaims any intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential Software’s expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

If a tender offer is commenced, any Offer to Purchase will be sent to all Mercator stockholders. This document will contain important information and should be read by stockholders. A tender offer statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission. All documents filed with the SEC can be examined for free at the SEC web site (http://www.sec.gov.). They are also available without charge by calling the Investor Relations department at 508.366.3888 or by sending a written request to that department at Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.